UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Series D Cumulative Convertible Preferred Stock, no par value per share

(Title of Class of Securities)

963025606

(CUSIP Number of Series D Cumulative Convertible Preferred Stock)

Daniel Khoshaba

2529 Virginia Beach Blvd., Suite 200

Virginia Beach, Virginia 23452

(757) 627-9088

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Daniel P. Raglan

Cadwalader Wickersham & Taft LLP

200 Liberty Street

New York, New York 10281

(212) 504-6790

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$6,000,000.00	$654.60

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $6 million in value of shares of the Series D Cumulative Convertible Preferred Stock, no par value per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,072.90	Filing Party: Wheeler Real Estate Investment Trust, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: December 23, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 3

SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO first filed by Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (“Wheeler” or the “Company”), on December 23, 2020, as amended and supplemented by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on January 26, 2021, as further amended and supplemented by Amendment No. 2 to the Schedule TO (“Amendment No. 2”) filed with the SEC on February 17, 2021 (as so amended and supplemented by Amendment No. 1 and Amendment No. 2, the “Original Schedule TO”). The Original Schedule TO relates to the tender offer by Wheeler to purchase shares of its Series D Cumulative Convertible Preferred Stock, no par value per share (“Series D Shares”), at a price not greater than $18.00 nor less than $15.50 per Series D Share, to the seller in cash, less any applicable withholding taxes and without interest. Wheeler’s offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2020, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

This Amendment No. 3 is being filed to report the following information pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•	The Company has entered into a new financing agreement to fund, among other things, the purchase of Series D Shares in the Offer, including related fees and expenses.
•	The Offer is no longer subject to a financing condition.

Item 1. Summary Term Sheet

The information in Item 1 is hereby amended and supplemented by deleting the first paragraph under the section How will we pay for the Series D Shares? and replacing it with the following:

The maximum value of Series D Shares purchased in the Offer will be $6 million. We intend to pay for the Series D Shares and all fees and expenses applicable to the Offer with available cash, which consists primarily of the net proceeds of that certain financing agreement, dated March 12, 2021, by and among the Company, as borrower, certain subsidiaries of the Company from time to time party thereto, as guarantors, the lenders from time to time party thereto, and Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent (the “Financing Agreement”). The Financing Agreement provides a term loan in the aggregate principal amount of $35 million, proceeds of which were used to pay off certain existing indebtedness of the Company, and which will be used to pay for the Series D Shares purchased in the Offer and for related fees and expenses. The Offer is not subject to a financing condition. See Section 7 and Section 9.

Item 7. Conditions of the Offer

The information in Item 7 is hereby amended and supplemented by deleting the first and second sentence of Section 7 Conditions of the Offer (as amended by Amendment No. 2) and replacing those sentences with the following:

The Offer is not conditioned on the receipt of financing or any minimum number of Series D Shares being tendered.

Item 9. Source and Amount of Funds

The information in Item 9 Source and Amount of Funds is hereby amended and restated as follows:

The information in Item 9 is hereby amended and restated as follows:

Assuming the Offer is fully subscribed, the aggregate purchase price for the Series D Shares will be approximately $6 million. We expect to fund the purchase of Series D Shares in the Offer, including related fees and expenses, with available cash and proceeds from the Financing Agreement.

The Financing Agreement provides a term loan in the aggregate principal amount of $35.0 million (the “Loan”). The proceeds of the Loan shall be used (i) to pay off the Company’s existing indebtedness under that certain financing agreement dated December 22, 2020, by and among the Company, certain subsidiaries of the Company from time to time party thereto, as guarantors, the lenders from time to time party thereto, and Powerscourt Investments XXII, LP, as administrative agent and collateral agent, (ii) to fund the redemption of certain shares of the Company’s 8.75% Series D Cumulative Convertible Preferred Stock, including in connection with the Offer, and (iii) to pay fees and expenses in connection with the transactions contemplated by the Financing Agreement. Subject to the terms of the Financing Agreement, the Loan bears interest at a rate per annum equal to 8%. The Financing Agreement contains customary representations and warranties and restrictive covenants.

The foregoing summary of the Financing Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to the Issuer Tender Offer Statement on Schedule TO and is incorporated herein by reference.

Items 1 through 11.

The Offer to Purchase, the Letter of Transmittal and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby supplemented and amended to the extent necessary to incorporate the information above.

A copy of the Current Report on Form 8-K filed on March 12, 2021 is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

(a)(5)(xvii) Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on March 12, 2021 (incorporated by reference to such filing).

(d)(vii) Financing Agreement dated March 12, 2021, by and among the Company, certain subsidiaries of the Company from time to time party thereto, as guarantors, the lenders from time to time party thereto, and Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 12, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ Daniel Khoshaba
	Name:	Daniel Khoshaba
	Title:	President and CEO

Date: March 12, 2021

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated December 23, 2020. *

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 ). *

(a)(1)(iii)	Notice of Guaranteed Delivery. *

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees. *

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees. *

(a)(1)(vi)	Summary Advertisement, dated December 23, 2020. *

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Annual Report on Form 10-K of Wheeler Real Estate Investment Trust, Inc. for the fiscal year ended December 31, 2019 filed on February 26, 2020 (incorporated by reference to such filing).

(a)(5)(ii)	Quarterly Report on Form 10-Q of Wheeler Real Estate Investment Trust, Inc. for the fiscal quarter ended March 31, 2020 filed on May 12, 2020 (incorporated by reference to such filing).

(a)(5)(iii)	Quarterly Report on Form 10-Q of Wheeler Real Estate Investment Trust, Inc. for the fiscal quarter ended June 30, 2020 filed on August 4, 2020 (incorporated by reference to such filing).

(a)(5)(iv)	Quarterly Report on Form 10-Q of Wheeler Real Estate Investment Trust, Inc. for the fiscal quarter ended September 30, 2020 filed on November 10, 2020 (incorporated by reference to such filing).

(a)(5)(v)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on January 28, 2020 (incorporated by reference to such filing).

(a)(5)(vi)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on January 29, 2020 (incorporated by reference to such filing).

(a)(5)(vii)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on February 20, 2020 (incorporated by reference to such filing).

(a)(5)(viii)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on February 26, 2020 (incorporated by reference to such filing).

(a)(5)(ix)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on March 16, 2020 (incorporated by reference to such filing).

(a)(5)(x)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on April 14, 2020 (incorporated by reference to such filing).

(a)(5)(xi)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on May 29, 2020 (incorporated by reference to such filing).

(a)(5)(xii)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on June 19, 2020 (incorporated by reference to such filing).

(a)(5)(xiii)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on July 24, 2020 (incorporated by reference to such filing).

(a)(5)(xiv)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on August 5, 2020 (incorporated by reference to such filing).

(a)(5)(xv)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on December 23, 2020 (incorporated by reference to such filing).

(a)(5)(xvi)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on December 23, 2020 (incorporated by reference to such filing).

(a)(5)(xvii)	Current Report on Form 8-K of Wheeler Real Estate Investment Trust, Inc. filed on March 12, 2021 (incorporated by reference to such filing).

(a)(5)(xviii)	Press Release, dated December 23, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on December 23, 2020).

(a)(5)(xix)	Press Release announcing the Extension of the Tender Offer, dated January 26, 2021*

(a)(5)(xx)	Press Release announcing the Extension to and Amendment of the Tender Offer, dated February 17, 2021*

(d)(i)	Wheeler Real Estate Investment Trust, Inc. 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 8, 2015).

(d)(ii)	Wheeler Real Estate Investment Trust, Inc. 2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 16, 2016).

(d)(iii)	Stock Appreciation Rights Agreement, dated August 4, 2020, between Wheeler Real Estate Investment Trust, Inc. and Daniel Khoshaba (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 5, 2020).

(d)(iv)	Financing Agreement dated December 22, 2020, by and among the Company, certain subsidiaries of the Company from time to time party thereto, as guarantors, the lenders from time to time party thereto, and Powerscourt Investments XXII, LP, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 23, 2020).

(d)(v)	Warrant for the Purchase of Common Stock dated December 22, 2020 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on December 23, 2020).

(d)(vi)	Registration Rights Agreement dated December 22, 2020, by and among the Company, the investors identified on a schedule attached thereto and certain other security holders party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on December 23, 2020).

(d)(vii)	Financing Agreement dated March 12, 2021, by and among the Company, certain subsidiaries of the Company from time to time party thereto, as guarantors, the lenders from time to time party thereto, and Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 12, 2021).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

**	Filed herewith.